September 11, 2018

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VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	James Allegretto
Scott Anderegg
Mara Ransom
Lisa Sellars

Re:	Farfetch Limited
Registration Statement on Form F-1
Filed on September 5, 2018
CIK No. 0001740915

Ladies and Gentlemen:

On behalf of Farfetch Limited (the “Company”), we submit this letter to the staff of the Commission (the “Staff”). The Company previously filed Amendment No. 1 (the “Amendment No. 1”) on September 5, 2018 to the Registration Statement on Form F-1 filed on August 20, 2018 (“Registration Statement”) with the Commission through its EDGAR system. The purpose of this letter is to respond to the comment letter to Amendment No. 1 received on September 7, 2018 from the Staff.

For ease of review, we have set forth below the comment in your letter in bold type followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1, and all references to page numbers in such response are to page numbers in Amendment No. 1.

Summary Consolidated Financial and Operating Data, page 17

1.

We note that you have added pro forma net loss per ordinary share attributable to ordinary shareholders of Farfetch Limited and the pro forma weighted average shares outstanding for the calculation on page 18. We further note your explanation that this amount gives effect to the conversion of restricted linked ordinary shares and the conversion and subsequent exchange of ordinary shares for Class A and Class B shares as if the conversions

September 11, 2018

and exchange had occurred on January 1, 2015. You also indicate that these amounts exclude the impact of any warrants or options exercised in connection with the Reorganization Transactions and the offering. Please explain to us in detail why you believe it is appropriate to provide this information retroactively for each year presented. In this regard, please advise how you intend to present net loss per ordinary share upon conversion of restricted linked ordinary shares and subsequent one-to-five exchange of ordinary shares with Class A and B ordinary shares in your historical financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company believes inclusion of pro forma net loss per ordinary share data giving effect to certain of the corporate reorganization transactions provides useful information to investors. The Company believes this information is useful because it illustrates the pro-forma impact to net loss per ordinary share for all periods due to: (a) the conversion of restricted linked ordinary shares and (b) the conversion and subsequent one-to-five exchange of ordinary shares for Class A ordinary shares and Class B ordinary shares. The Company evaluated both of these transactions and concluded each will require retrospective adjustment to net loss per ordinary share in accordance with IAS 33, paragraph 64 in any financial statements issued following the effective date of the Registration Statement. Accordingly, such pro forma data will become the historical net loss per ordinary share of Farfetch Limited for each corresponding period upon consummation of the Reorganization Transactions and the offering. In evaluating which specific Reorganization Transactions would require retrospective treatment, the Company considered the options and warrants expected to be granted and exercised in connection with the Reorganization Transactions and the offering and determined the exercise of these instruments would not require retrospective adjustment in future filings because they are not changes in share numbers due to capitalization, bonus issues or shares splits. Instead, in future filings, these will be given effect on the dates on which the respective exercises occur.

Furthermore, the Company considered whether adjustment would be required to the historical financial statements of Farfetch.com Limited included in the Registration Statement to give effect to the conversion of restricted linked ordinary shares and the one-to-five exchange of ordinary shares. Because these transactions will not occur until after the effective date of the Registration Statement, the Company does not believe it is appropriate to revise historical net loss per ordinary share on a retrospective basis within such historical financial statements.

* * *

Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

September 11, 2018

Very truly yours,

/s/ Marc D. Jaffe
Marc D. Jaffe
of LATHAM & WATKINS LLP

cc:	(via email)

James Maynard, Farfetch Limited

Ian D. Schuman, Esq., Latham & Watkins LLP

Joshua Kiernan, Esq., Latham & Watkins LLP

James D. Evans, Esq., Fenwick & West LLP

Katherine K. Duncan, Esq., Fenwick & West LLP